UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

FairPoint Communications, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

305560302
(CUSIP Number)

STEVEN AZARBAD
DAVID D. TAWIL
MAGLAN CAPITAL LP
25 West 39th Street, 2nd Floor
New York, New York 10018
(212) 300-6700

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 305560302

1	NAME OF REPORTING PERSON MAGLAN CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,649,259
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,649,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA-PN

CUSIP NO. 305560302

1	NAME OF REPORTING PERSON MAGLAN CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,649,259
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,649,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 305560302

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Fund and the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,649,259 Shares beneficially owned by the Reporting Persons is approximately $16,134,505, including brokerage commissions.

Item 4.	Purpose of Transaction.

On November 12, 2013, Maglan LP delivered a letter to the Board of Directors of the Issuer (the “Board”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the letter to the Board, Maglan LP stated that it continues to believe there is a serious discrepancy between the Issuer’s improved capital structure, operating performance and prospects, on the one hand, and its current market valuation, on the other, and that such discount is directly attributable to the failure of the Board to take the actions necessary to protect and enhance shareholder value.  Maglan LP said that it is troubled that the Board remains closed-minded to alternative value creation initiatives, and that the Board instead appears solely focused on pursuing the status quo.  Maglan LP further stated that it is extremely disappointed that its recommendations to the Board for significantly enhancing shareholder value, including those raised in its April 11, 2013 letter and in an in-person presentation to the Board in August of this year, have fallen on deaf ears.

Maglan LP further stated that despite recent operational improvements, the Issuer will only be able to unlock its significant intrinsic value once the Issuer demonstrates a meaningful and firm commitment to return capital to shareholders.  According to the letter, Maglan LP has been trying to impress this upon management and the Board for more than eight months, yet has been rebuffed and ignored.

In light of the serious issues set forth in its letter, Maglan LP stated it has grown increasingly uncomfortable with the direction of the Issuer and the leadership of the Board.  Maglan LP stated that the current Board is inadequately representing the best interests of the Issuer’s shareholders and that a change in Board composition is required.  Maglan LP urges the Board to engage in a constructive dialogue with Maglan LP’s principals in furtherance of reconstituting the Board by expanding the Board from eight to nine directors, and replacing two current directors with three new, highly qualified directors.  Maglan LP further stated that should the Board refuse to work with its representatives to improve the Board in such a manner, Maglan LP is prepared to engage in a proxy solicitation to elect new directors at the 2014 annual meeting of the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by each of Maglan LP and Maglan LLC is based upon 26,477,975 shares of Common Stock outstanding, as of November 1, 2013, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2013.

CUSIP NO. 305560302

I.	Maglan LP

(a)	As of the close of business on November 12, 2013, Maglan LP beneficially owned 1,649,259 shares of Common Stock.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,649,259
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,649,259

(c)	The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

II.	Maglan LLC

(a)	As of the close of business on November 12, 2013, Maglan LLC beneficially owned 1,649,259 shares of Common Stock.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,649,259
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,649,259

(c)	The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board of Directors of the Issuer, dated November 12, 2013.

CUSIP NO. 305560302

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2013

MAGLAN CAPITAL LP			MAGLAN CAPITAL GP LLC

By:	/s/ Steven Azarbad		By:	/s/ Steven Azarbad
	Name:	Steven Azarbad		Name:	Steven Azarbad
	Title:	Managing Member of its General Partner		Title:	Managing Member

CUSIP NO. 305560302

SCHEDULE A

Transactions in shares of Common Stock by the Reporting Persons
Since the Filing of Amendment No. 1 to the Schedule 13D

Sharse of Common Stock Purchased/(Sold)	Price Per Share of Common Stock($)	Date of Purchase / Sale

10,000	9.1866	11/06/13
5,500	9.2047	11/07/13
3,672	9.1984	11/08/13
7,505	9.1356	11/11/13
24,300	8.9905	11/12/13